Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Capital Trust to Redeem $450,000,000 Trust Capital Securities – Series E (“BMO BOaTS – Series E”)

TORONTO, November 27, 2015 – BMO Capital Trust (the “Trust”), a subsidiary of Bank of Montreal, today announced its intention to redeem at par all of its Trust Capital Securities – Series E (“BMO BOaTS – Series E”), on December 31, 2015. The BMO BOaTS – Series E are redeemable at the Trust’s option from December 31, 2015, at a redemption amount equal to $1,000 plus unpaid indicated distributions. Notice will be delivered to BMO BOaTS – Series E holders in accordance with the terms outlined in the BMO BOaTS – Series E prospectus.

After December 31, 2015, holders of BMO BOaTS – Series E will only be entitled to receive the redemption price, and will no longer be entitled to indicated distributions or exercise any other rights.

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified financial services organization based in North America. The bank offers a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers. BMO Financial Group had total assets exceeding $672 billion and more than 47,000 employees at July 31, 2015.

For News Media Inquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Inquiries:

Lisa Hofstatter, Toronto, lisa.hofstatter@bmo.com, (416) 867-7019

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com	Twitter: @BMOMedia